Filed Pursuant to Rule 433

Registration Statement Number 333-191239

May 19, 2015

COMCAST CORPORATION

$1,500,000,000 3.375% NOTES DUE 2025

$800,000,000 4.400% NOTES DUE 2035

$1,700,000,000 4.600% NOTES DUE 2045

Final Term Sheet

Issuer:	Comcast Corporation (the “Company”)

Cable Guarantors:	Comcast Cable Communications, LLC Comcast Cable Holdings, LLC Comcast MO Group, Inc. Comcast MO of Delaware, LLC NBCUniversal Media, LLC

Issue of Securities:	3.375% Notes due 2025 4.400% Notes due 2035 4.600% Notes due 2045

Denominations:	$2,000 and multiples of $1,000 in excess thereof

Use of Proceeds:	The Company intends to use the net proceeds from this offering, after deducting the underwriters’ discount and expenses, for working capital and general corporate purposes, which may include redemption or repayment of our 8.75% notes due August 2015 ($673 million principal amount outstanding), of our 5.85% notes due November 2015 ($750 million principal amount outstanding), of our 5.9% notes due March 2016 ($1 billion principal amount outstanding), of our 2.875% notes due April 2016 ($1 billion principal amount outstanding), of our 4.95% notes due June 2016 ($750 million principal amount outstanding) and repayment of a portion of our outstanding commercial paper. As of May 19, 2015, our commercial paper had a weighted average annual interest rate of approximately 0.47% and a weighted average remaining maturity of approximately 13 days.

Indenture:	Indenture dated as of September 18, 2013 by and among the Company, the guarantors named therein and The Bank of New York Mellon, as trustee (the “Trustee”).

Trustee:	The Bank of New York Mellon

Expected Ratings:[1]	Moody’s: A3; S&P: A-; Fitch: A-

Joint Book-Running Managers:	Citigroup Global Markets Inc. Goldman, Sachs & Co. Morgan Stanley & Co. LLC Deutsche Bank Securities Inc. SMBC Nikko Securities America, Inc. UBS Securities LLC

Co-Managers:

Barclays Capital Inc.

BNP Paribas Securities Corp.

Credit Suisse Securities (USA) LLC

J.P. Morgan Securities LLC

Lloyds Securities Inc.

Merrill Lynch, Pierce, Fenner & Smith

                     Incorporated

Mizuho Securities USA Inc.

RBC Capital Markets, LLC

SunTrust Robinson Humphrey, Inc.

Wells Fargo Securities, LLC

Santander Investment Securities Inc.

U.S. Bancorp Investments, Inc.

DNB Markets, Inc.

PNC Capital Markets LLC

TD Securities (USA) LLC

Junior Co-Managers:	The Williams Capital Group, L.P. Drexel Hamilton, LLC Lebenthal & Co., LLC MFR Securities, Inc. Mischler Financial Group, Inc. Samuel A. Ramirez & Company, Inc. Telsey Advisory Group LLC

Trade Date:	May 19, 2015

Settlement Date:	May 27, 2015 (T+5)

[1]	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

3.375% Notes Due 2025

Aggregate Principal Amount:	$1,500,000,000

Maturity:	August 15, 2025

Interest Rate:	3.375% per annum, accruing from May 27, 2015 (calculated on the basis of a 360-day year consisting of twelve 30-day months)

Interest Payment Dates:	February 15 and August 15, commencing August 15, 2015 (short first coupon)

Benchmark Treasury:	UST 2.125% due May 15, 2025

Benchmark Treasury Price/Yield:	98-17 / 2.290%

Spread to Benchmark:	+110 bps

Yield to Maturity:	3.390%

Optional Redemption:	The 3.375% Notes due 2025 are redeemable at the option of the Company at any time, in whole or in part, at the “Redemption Price.” Prior to May 15, 2025 (three months prior to the maturity of the Notes due 2025), the Redemption Price is the greater of (i) 100% of the principal amount of such notes, and (ii) the sum of the present values of the remaining scheduled payments of principal and interest thereon (exclusive of interest accrued to the date of redemption) discounted to the redemption date on a semiannual basis at the Treasury Rate plus 20 basis points. On and after May 15, 2025 (three months prior to the maturity of the Notes due 2025), the Redemption Price will equal 100% of the principal amount of such notes. In each case described in this paragraph, the Redemption Price will include accrued and unpaid interest thereon to the date of redemption

Additional Issuances:	An unlimited amount of additional 3.375% Notes due 2025 may be issued. The 3.375% Notes due 2025 and any additional 3.375% Notes due 2025 that may be issued may be treated as a single series for all purposes under the indenture

CUSIP / ISIN:	20030N BN0 / US20030NBN03

Public Offering Price:	99.875% plus accrued interest, if any, from May 27, 2015

Underwriters’ Discount:	0.450%

Net proceeds to Comcast, before expenses:	99.425% per $1,000 principal amount of 3.375% Notes due 2025; $1,491,375,000 total

4.400% Notes Due 2035

Aggregate Principal Amount:	$800,000,000

Maturity:	August 15, 2035

Interest Rate:	4.400% per annum, accruing from May 27, 2015 (calculated on the basis of a 360-day year consisting of twelve 30-day months)

Interest Payment Dates:	February 15 and August 15, commencing August 15, 2015 (short first coupon)

Benchmark Treasury:	UST 2.500% due February 15, 2045

Benchmark Treasury Price/Yield:	88-10 / 3.105%

Spread to Benchmark:	+130 bps

Yield to Maturity:	4.405%

Optional Redemption:	The 4.400% Notes due 2035 are redeemable at the option of the Company at any time, in whole or in part, at the “Redemption Price.” Prior to February 15, 2035 (six months prior to the maturity of the Notes due 2035), the Redemption Price is the greater of (i) 100% of the principal amount of such notes, and (ii) the sum of the present values of the remaining scheduled payments of principal and interest thereon (exclusive of interest accrued to the date of redemption) discounted to the redemption date on a semiannual basis at the Treasury Rate plus 20 basis points. On and after February 15, 2035 (six months prior to the maturity of the Notes due 2035), the Redemption Price will equal 100% of the principal amount of such notes. In each case described in this paragraph, the Redemption Price will include accrued and unpaid interest thereon to the date of redemption

Additional Issuances:	An unlimited amount of additional 4.400% Notes due 2035 may be issued. The 4.400% Notes due 2035 and any additional 4.400% Notes due 2035 that may be issued may be treated as a single series for all purposes under the indenture

CUSIP / ISIN:	20030N BP5 / US20030NBP50

Public Offering Price:	99.939% plus accrued interest, if any, from May 27, 2015

Underwriters’ Discount:	0.650%

Net proceeds to Comcast, before expenses:	99.289% per $1,000 principal amount of 4.400% Notes due 2035; $794,312,000 total

4.600% Notes Due 2045

Aggregate Principal Amount:	$1,700,000,000

Maturity:	August 15, 2045

Interest Rate:	4.600% per annum, accruing from May 27, 2015 (calculated on the basis of a 360-day year consisting of twelve 30-day months)

Interest Payment Dates:	February 15 and August 15, commencing August 15, 2015 (short first coupon)

Benchmark Treasury:	UST 2.500% due February 15, 2045

Benchmark Treasury Price/Yield:	88-10 / 3.105%

Spread to Benchmark:	+150 bps

Yield to Maturity:	4.605%

Optional Redemption:	The 4.600% Notes due 2045 are redeemable at the option of the Company at any time, in whole or in part, at the “Redemption Price.” Prior to February 15, 2045 (six months prior to the maturity of the Notes due 2045), the Redemption Price is the greater of (i) 100% of the principal amount of such notes, and (ii) the sum of the present values of the remaining scheduled payments of principal and interest thereon (exclusive of interest accrued to the date of redemption) discounted to the redemption date on a semiannual basis at the Treasury Rate plus 25 basis points. On and after February 15, 2045 (six months prior to the maturity of the Notes due 2045), the Redemption Price will equal 100% of the principal amount of such notes. In each case described in this paragraph, the Redemption Price will include accrued and unpaid interest thereon to the date of redemption

Additional Issuances:	An unlimited amount of additional 4.600% Notes due 2045 may be issued. The 4.600% Notes due 2045 and any additional 4.600% Notes due 2045 that may be issued may be treated as a single series for all purposes under the indenture

CUSIP / ISIN:	20030N BQ3 / US20030NBQ34

Public Offering Price:	99.925% plus accrued interest, if any, from May 27, 2015

Underwriters’ Discount:	0.750%

Net proceeds to Comcast, before expenses:	99.175% per $1,000 principal amount of 4.600% Notes due 2045; $1,685,975,000 total

It is expected that delivery of the notes will be made against payment therefor on or about May 27, 2015, which is the fifth business day following the date hereof (such settlement cycle being referred to as “T+5”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on the date of pricing or the next succeeding business day will be required, by virtue of the fact that the notes initially will settle in T+5, to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement and should consult their own advisors.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. at 1-800-831-9146, Goldman, Sachs & Co. at 1-866-471-2526 or prospectus-ny@ny.email.gs.com or Morgan Stanley & Co. LLC at 1-866-718-1649.